Exhibit G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

SECURITIES AND EXCHANGE COMMISSION

        (Release No. 35-_____)

        Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

        September __, 2002

        Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

        Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by October __, 2002 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After October __, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

        UNION ELECTRIC COMPANY      (70-[___])

        Union Electric Company (d/b/a AmerenUE) ("AmerenUE), whose principal executive offices are at 1901 Chouteau Avenue, St. Louis, Missouri 63103, has filed an application-declaration with the Commission designating Sections 9(b)(1), 9(c)(3) and 12(d) of the Public Utility Holding Company Act of 1935, as amended (the "Act") as applicable to the proposed transactions.

        AmerenUE is a direct wholly-owned electric and gas utility subsidiary of Ameren Corporation, a registered holding company. AmerenUE supplies electric service to approximately 1.2 million customers in a 24,500 square-mile area of Missouri and Illinois, including the greater St. Louis area. AmerenUE also


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provides retail gas service to approximately 130,000 customers in 90 Missouri communities and in the City of Alton, Illinois and vicinity.

        AmerenUE is requesting approval for a transaction (the "Transaction") in which AmerenUE will convey to and lease back from the City of Bowling Green, Missouri (the "City") an electric generating facility and the associated site located in the City. Specifically, AmerenUE states that it has constructed a new electric generating facility consisting of four 47 megawatt combustion turbine generating units, fueled primarily by natural gas with fuel oil as a back-up, in the City (the "Project"). In order to provide a financing structure and economic incentives to construct the Project in the City, AmerenUE has entered into a Pre-Annexation and Development Agreement ("Grant Agreement") with the City, which provides, among other things, that (a) AmerenUE will convey certain land (the "Site") and any improvements located thereon, including the four combustion turbine generating units to the City in exchange for the issuance by the City of its taxable industrial development revenue bond in a principal amount not to exceed $125,000,000 (the "Bond"), and (b) the City will lease the Site and the Project to AmerenUE for a term of approximately 20 years.

        The Bond will be issued by the City pursuant to Sections 100.010 through
100.200 of the Revised Statutes of Missouri and Article VI Section 27(b) of the Missouri Constitution and a Trust Indenture between the City and a corporate trustee (Commerce Bank). As indicated, AmerenUE will purchase the Bond from the City in consideration for the transfer of the Project and the Site to the City. The principal amount of the Bond when issued will equal the amounts expended by AmerenUE to acquire the Site and construct the Project. The Trust Indenture will provide the specific terms of the Bond, including a final maturity of twenty
(20) years and an interest rate of 5.15%. The Bond will be a special limited obligation of the City payable solely from the rental payments to be made by AmerenUE pursuant to a facility lease agreement, as described below, and in the event of a default by AmerenUE under such lease agreement, the rents, revenues and receipts of the City derived from the Site and the Project.

        AmerenUE will transfer the Site and the Project to the City pursuant to a Special Warranty Deed and a Bill of Sale. Concurrently with the issuance of the Bond, the City will lease the Site and Project constructed on the Site to AmerenUE pursuant to a Lease Agreement (the "Lease") between the City and AmerenUE. The Lease term will be the same as the final maturity of the Bond and will be a net lease, with AmerenUE being responsible for rental payments in an amount sufficient to pay the debt service on the Bond, equal to approximately $9.2 million per year. Under the Lease, AmerenUE will be responsible for maintaining, insuring, operating and paying any taxes related to the Project. AmerenUE will have the option, at any time during the term of the Lease, at the expiration of the twenty-year Lease, or if there is an early termination of the Grant Agreement, to purchase the City's interest in the Project and the Site upon providing for the payment of the principal balance of and interest on the Bond and the payment of a nominal fee to the City. During the term of the Lease,
AmerenUE: (a) will be responsible for operation and control of the Site and the Project; (b) will have the right, at its own expense, to make certain additions, modifications or improvements to the Site and the Project; (c) may assign its interests under the Lease or sublease the Site and the Project while remaining


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responsible for payments under the Lease; (d) covenants to maintain its corporate existence during the term of the Bond; and (e) agrees to indemnify the City for any liability the City might incur as a result of its participation in the transaction. AmerenUE will record the Lease as a capital lease on its accounting books and records.

        The proposed transfer and lease arrangement of the Site and the Project is intended to provide economic incentives to the City. In addition, the City's ownership of the Site and the Project during the term of the Bond and the Lease is expected to result in property tax savings to AmerenUE of approximately $1.9 million annually, offset by annual grant payments in the amount of $200,000 for twenty years to be made by AmerenUE to the City, as provided in the Grant Agreement.

        The proposed Transaction is subject to approval by the Missouri Public Service Commission and the Illinois Commerce Commission.




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